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                                                                 EXHIBIT (a)(11)

MGM Grand Announces Final Results of the Company's $50 Cash Tender Offer

     LAS VEGAS, July 30 /PRNewswire/ -- MGM Grand, Inc. (NYSE: MGG) today
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announced the final results of the Company's tender offer to purchase 6,000,000 shares at $50 per share, which expired Friday, July 23, 1999 at 5:00 P.M. EDT.

     A total of 15,069,589 shares of the Company's common stock were tendered,of which the Company has accepted 6,000,000 shares for payment. Included in the total amount of shares tendered were 1,513,591 shares delivered pursuant to guaranteed delivery procedures. The Company had received Notices of Guaranteed Delivery for approximately 1,762,000 shares. Since more shares were tendered than the 6,000,000 sought in the tender offer, those shares to be purchased are subject to proration. Based on the final count, the proration of shares to be purchased is approximately 39.6% of the shares tendered, excluding odd lot shares. Payment for the shares properly tendered and accepted will be made promptly.

     As set forth in the Company's Offer to Purchase dated June 17, 1999, the tender completes the 12,000,000 share repurchase program which was previously announced in June, 1998.

     MGM Grand, Inc. is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. MGM Grand, Inc. owns and operates: the MGM Grand Hotel and Casino - The City of Entertainment and New York - New York Hotel and Casino in Las Vegas; Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort in Primm, Nevada; the MGM Grand Detroit Casino in Detroit, Michigan; the MGM Grand Hotel and Casino in Darwin, Australia; manages casinos in Nelspruit, Witbank and Johannesburg, Republic of South Africa; and owns two championship golf courses at the California/Nevada border. MGM Grand is in the early stages of developing a permanent hotel and casino complex in Detroit, Michigan. The Company also has announced plans to develop a hotel and casino resort in Atlantic City, New Jersey.
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     Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.


SOURCE  MGM Grand, Inc.


Company News On Call:
http://www.prnewswire.com/comp/000725.html or fax, 800-758-5804, ext. 000725
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